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SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO

(Rule 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.              )

VEECO INSTRUMENTS INC.

(Name of Subject Company (Issuer))

VEECO INSTRUMENTS INC.

(Name of Filing Person (Offeror))

OPTIONS TO PURCHASE COMMON STOCK, $0.01 PAR VALUE PER SHARE,
HELD BY CERTAIN OPTION HOLDERS UNDER THE

VEECO INSTRUMENTS INC. 1992 EMPLOYEES' STOCK OPTION PLAN,
VEECO INSTRUMENTS INC. 2000 STOCK OPTION PLAN,
VEECO INSTRUMENTS INC. 2000 STOCK OPTION PLAN FOR NON-OFFICER EMPLOYEES,
CVC, INC. 1997 STOCK OPTION PLAN, AND
APPLIED EPI, INC. 1993 STOCK OPTION PLAN

(Title of Class of Securities)

922417 10 0

(CUSIP Number of Class of Securities)
(Underlying Common Stock)

Gregory A. Robbins
Vice President and General Counsel
Veeco Instruments Inc.
100 Sunnyside Blvd., Suite B
Woodbury, NY 11797
(516) 677-0200

(Name, address and telephone number of person authorized
to receive notices and communications on behalf of filing person)

Calculation of Filing Fee

Transaction Value Valuation*	Amount of Filing Fee

$5,546,490	$448.71

*
Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 708,364 shares of common stock of Veeco Instruments Inc., having an aggregate value of $5,546,490 as of December 17, 2003, will be exchanged pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals $80.90 for each $1,000,000 of the value of the transaction.

        / / Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:
Form or Registration No.
Filing party:
Date filed:

        / / Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

        Check the appropriate boxes below to designate any transactions to which the statement relates:

        / / third party tender offer subject to Rule 14d-1.

        /x/ issuer tender offer subject to Rule 13e-4.

        / / going-private transaction subject to Rule 13e-3.

        / / amendment to Schedule 13D under Rule 13d-2.

        Check the following box if the filing is a final amendment reporting the results of the tender offer. / /

INTRODUCTORY STATEMENT

        This Tender Offer Statement on Schedule TO (this "Schedule TO") relates to our offer to exchange certain outstanding options to purchase shares of our common stock held by our employees for new options to purchase shares of our common stock having an exercise price equal to the closing price of our common stock on the day immediately preceding the date of grant upon the terms and subject to the conditions in the Offer to Exchange dated December 18, 2003 attached hereto as Exhibit (a)(1) (the "Offer to Exchange").

The information in the Offer to Exchange is incorporated herein by reference in answer to all applicable items in this Schedule TO, except as otherwise set forth below.

Item 1.    Summary Term Sheet.

      The information set forth under "Summary Term Sheet" in the Offer to Exchange is incorporated herein by reference.

Item 2.    Subject Company Information.

  (a)
  The name of the issuer is Veeco Instruments Inc., a Delaware corporation (the "Company"), the address of its principal executive offices is 100 Sunnyside Boulevard, Suite B, Woodbury, New York 11797, and the telephone number of its principal executive offices is (516) 677-0200. The information set forth in the Offer to Exchange under Section 9 ("Information About Veeco") is incorporated herein by reference.

  (b)
  This Schedule TO relates to an offer by the Company to exchange certain options (the "Options") outstanding under the Veeco Instruments Inc. 1992 Employees' Stock Option Plan, as amended (the "1992 Plan"), Veeco Instruments Inc. 2000 Stock Option Plan, as amended (the "2000 Plan"), Veeco Instruments Inc. 2000 Stock Option Plan For Non-Officer Employees, as amended (the "2000 Non-Officer Employees Plan"), CVC, Inc. 1997 Stock Option Plan (the "1997 CVC Plan") and Applied Epi, Inc. 1993 Stock Option Plan (the "1993 Applied Epi Plan" together with the 1992 Plan, 2000 Plan, 2000 Non-Officer Employees Plan and 1997 CVC Plan are collectively referred to as the "Plan") to purchase shares of the Company's common stock, $0.01 par value per share (the "Common Stock"), for new options (the "New Options") to purchase shares of the Common Stock to be granted under the Plan under which the options were initially issued, all upon the terms and subject to the conditions described in the Offer to Exchange and the related Stock Option Election (the "Stock Option Election" together with the Offer to Exchange, as they may be amended from time to time, as well as the cover letter accompanying the Offer to Exchange, are referred to herein as the "Offer"). Eligible options with an exercise price per share of $40.00 or greater will be exchanged for new options at an exchange ratio of one new option for every 2.5 eligible options, as adjusted for any stock splits, dividends and similar events. Options with an exercise price per share less than $40.00 are not eligible for exchange in this offer. The Company estimates that Options covering approximately 708,364 shares of Common Stock are eligible for exchange pursuant to the Offer. All references to the "Plan" herein shall be deemed to be references to the 1992 Plan, 2000 Plan, 2000 Non-Officer Employees Plan, 1997 CVC Plan and 1993 Applied Epi Plan, as applicable. The information set forth in the Offer to Exchange under "Summary Term Sheet," Section 1 ("Number of Options; Expiration Date"), Section 5 ("Acceptance of Options for Exchange and Cancellation and Issuance of New Options") and Section 8 ("Source and Amount of Consideration; Terms of New Options") is incorporated herein by reference.

  (c)
  The information set forth in the Offer to Exchange under Section 7 ("Price Range of Common Stock") is incorporated herein by reference.

Item 3.    Identity and Background of Filing Person.

  (a)
  The information set forth under Item 2(a) above and the information set forth in Schedule A to the Offer to Exchange is incorporated herein by reference.

Item 4.    Terms of the Transaction.

  (a)
  The information set forth in the Offer to Exchange preceding the "Summary Term Sheet" and under "Summary Term Sheet," Section 1 ("Number of Options; Expiration Date"), Section 3 ("Procedures"), Section 4 ("Change in Election"), Section 5 ("Acceptance of Options for

    Exchange and Cancellation and Issuance of New Options"), Section 6 ("Conditions of the Offer"), Section 8 ("Source and Amount of Consideration; Terms of New Options"), Section 11 ("Status of Options Acquired by Us in the Offer; Accounting Consequences of the Offer"), Section 12 ("Legal Matters; Regulatory Approvals"), Section 13 ("Certain Tax Consequences") and Section 14 ("Extension of Offer; Termination; Amendment") is incorporated herein by reference.

  (b)
  The information set forth in the Offer to Exchange under Section 10 ("Interests of Directors and Officers; Transactions and Arrangements About the Options") is incorporated herein by reference.

Item 5.    Past Contracts, Transactions, Negotiations and Arrangements.

  (e)
  The information set forth in the Offer to Exchange under Section 8 ("Source and Amount of Consideration; Terms of New Options"), and Section 10 ("Interests of Directors and Officers; Transactions and Arrangements About the Options") is incorporated herein by reference.

Item 6.    Purposes of the Transaction and Plans or Proposals.

  (a)
  The information set forth in the Offer to Exchange under Section 2 ("Purpose of the Offer") is incorporated herein by reference.

  (b)
  The information set forth in the Offer to Exchange under Section 5 ("Acceptance of Options for Exchange and Cancellation and Issuance of New Options") and Section 11 ("Status of Options Acquired by Us in the Offer; Accounting Consequences of the Offer") is incorporated herein by reference.

  (c)
  The information set forth in the Offer to Exchange under Section 2 ("Purpose of the Offer") is incorporated herein by reference.

Item 7.    Source and Amount of Funds or Other Consideration.

  (a)
  The information set forth in the Offer to Exchange under Section 8 ("Source and Amount of Consideration; Terms of New Options") and Section 15 ("Fees and Expenses") is incorporated herein by reference.

  (b)
  The information set forth in the Offer to Exchange under Section 6 ("Conditions of the Offer") is incorporated herein by reference. There are no alternative financing arrangements or alternative financing plans for the offer.

  (d)
  Not applicable.

Item 8.    Interest in Securities of the Subject Company.

  (a)
  The information set forth in the Offer to Exchange under Section 10 ("Interests of Directors and Officers; Transactions and Arrangements About the Options") and Schedule A to the Offer to Exchange is incorporated herein by reference.

  (b)
  The information set forth in the Offer to Exchange under Section 10 ("Interests of Directors and Officers; Transactions and Arrangements About the Options") is incorporated herein by reference.

Item 9.    Person/Assets, Retained, Employed, Compensated or Used.

  (a)
  Not applicable.

Item 10.    Financial Statements.

  (a)
  The Company incorporates by reference the Company's consolidated financial statements set forth under Item 8 in the Company's Annual Report on Form 10-K for the year ended December 31, 2002, and the Company's condensed consolidated financial statements set forth under Item 1 of Part I in the Company's Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2003, June 30, 2003 and September 30, 2003, each as filed by the Company with the SEC. The Company also incorporates by reference the information set forth in the Offer to Exchange under Section 9 ("Information About Veeco") and Section 16 ("Additional Information").

  (b)
  Not applicable.

Item 11.    Additional Information.

  (a)
  The information set forth in the Offer to Exchange under Section 10 ("Interests of Directors and Officers; Transactions and Arrangements About the Options") and Section 12 ("Legal Matters; Regulatory Approvals") is incorporated herein by reference.

  (b)
  Not applicable.

Item 12.    Exhibits.

  (a)
  (1) Offer to Exchange, dated December 18, 2003, including the cover letter to employees dated December 18, 2003 and the Stock Option Election Agreement attached to the Offer to Exchange as Schedule B. (2) Form of Stock Option Election. (3) Form of Confirmation to Employees. (4) Announcement to Employees.

  (b)
  Not applicable.

  (d)
  (1) Veeco Instruments Inc. 1992 Employees' Stock Option Plan1

    (2)
    Veeco Instruments Inc. 2000 Stock Option Plan2

    (3)
    Veeco Instruments Inc. 2000 Stock Option Plan For Non-Officer Employees3

    (4)
    CVC, Inc. 1997 Stock Option Plan4

  (5)
  Applied Epi, Inc. 1993 Stock Option Plan5

  (g)
  Not applicable.

  (h)
  Not applicable.

Item 13.    Information Required by Schedule 13E-3.

  (a)
  Not applicable.

1
Incorporated by reference to Veeco Instruments Inc.'s Registration Statements on Form S-8 (No. 333-08981) filed with the SEC on July 26, 1996, (No. 333-35009) filed with the SEC on September 5, 1997, and (No. 333-79469) filed with the SEC on May 27, 1999.

2
Incorporated by reference to Veeco Instruments Inc.'s Registration Statements on Form S-8 (No. 333-39156) filed with the SEC on June 13, 2000, (No. 333-66574) filed with the SEC on August 2, 2001, (No. 333-88946) filed with the SEC on May 23, 2002, and (No. 333-107845) filed with the SEC on August 11, 2003.

3
Incorporated by reference to Veeco Instruments Inc.'s Registration Statements on Form S-8 (No. 333-49476) filed with the SEC on November 7, 2000 and (No. 333-66574) filed with the SEC on August 2, 2001.

4
Incorporated by reference to Veeco Instruments Inc.'s Registration Statement on Form S-8 (No. 333-36348) filed with the SEC on May 5, 2000.

5
Incorporated by reference to Veeco Instruments Inc.'s Registration Statement on Form S-8 (No. 333-69554) filed with the SEC on September 18, 2001.

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

VEECO INSTRUMENTS INC.
By:	/s/ JOHN F. REIN, JR. Name: John F. Rein, Jr. Title: Executive Vice President and Chief Financial Officer Date: December 18, 2003

INDEX TO EXHIBITS

Exhibit Number	Description
(a)(1)	Offer to Exchange, dated December 18, 2003, including the cover letter to employees dated December 18, 2003 and the Stock Option Election Agreement attached to the Offer to Exchange as Schedule B.
(a)(2)	Form of Stock Option Election.
(a)(3)	Form of Confirmation to Employees.
(a)(4)	Announcement to Employees
(d)(1)	Veeco Instruments Inc. 1992 Employees' Stock Option Plan[1]
(d)(2)	Veeco Instruments Inc. 2000 Stock Option Plan[2]
(d)(3)	Veeco Instruments Inc. 2000 Stock Option Plan For Non-Officer Employees[3]
(d)(4)	CVC, Inc. 1997 Stock Option Plan[4]
(d)(5)	Applied Epi, Inc. 1993 Stock Option Plan[5]

1
Incorporated by reference to Veeco Instruments Inc.'s Registration Statements on Form S-8 (No. 333-08981) filed with the SEC on July 26, 1996, (No. 333-35009) filed with the SEC on September 5, 1997, and (No. 333-79469) filed with the SEC on May 27, 1999.

2
Incorporated by reference to Veeco Instruments Inc.'s Registration Statements on Form S-8 (No. 333-39156) filed with the SEC on June 13, 2000, (No. 333-66574) filed with the SEC on August 2, 2001, (No. 333-88946) filed with the SEC on May 23, 2002, and (No. 333-107845) filed with the SEC on August 11, 2003.

3
Incorporated by reference to Veeco Instruments Inc.'s Registration Statements on Form S-8 (No. 333-49476) filed with the SEC on November 7, 2000 and (No. 333-66574) filed with the SEC on August 2, 2001.

4
Incorporated by reference to Veeco Instruments Inc.'s Registration Statement on Form S-8 (No. 333-36348) filed with the SEC on May 5, 2000.

5
Incorporated by reference to Veeco Instruments Inc.'s Registration Statement on Form S-8 (No. 333-69554) filed with the SEC on September 18, 2001.

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INTRODUCTORY STATEMENT
SIGNATURE
INDEX TO EXHIBITS